Lee D. Neumann

Member of the New York and Paris bars

BY EDGAR AND INTERNATIONAL COURIER

December 19, 2017

John Dana Brown, Esq., Attorney-Advisor

Office of Transportation and Leisure

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-4561

Re:	Tempus Applied Solutions Holdings, Inc.

Registration Statement on Form S-1

Filed October 20, 2017

File No. 333-221048

Dear Mr. Brown,

On behalf of my client, Tempus Applied Solutions Holdings, Inc. (the “Company”), I am submitting to you below the Company’s responses to the comments of the SEC Staff contained in Staff’s letter dated November 16, 2017, with respect to the above-referenced filing.

Concurrently with the submission of this letter, the Company is filing Amendment No. 1 to its Registration Statement via EDGAR (the “Amendment No. 1”). In addition to the changes noted below, Amendment No. 1 reflects the results of the three and nine months ended September 30, 2017.

For your convenience, the text of each comment is set forth below, followed by the Company’s response. I am enclosing a copy of Amendment No. 1 marked to show the changes from the initial filing.

Tél : +33.1.30.71.69.74	Mobile : +33.6.20.26.38.76	Fax : +33.9.72.33.78.40

E-mail : lee.neumann@uslaw.fr	11 bis rue Volney, 75002 Paris, France

John Dana Brown, Attorney-Advisor

Office of Transportation and Leisure

U.S. Securities and Exchange Commission

December 19, 2017

General

1. We note that there are outstanding comments on your most recent Form 10-K. Please note that all such comments must be resolved before we act on a request for acceleration of effectiveness of your registration statement on Form S-1.

We note the Staff’s comment. For your information, we were informed by the Staff on December 7, 2017, that it had completed its review and had no further comments on the Form 10-K.

2. Given the size of the equity line financing transaction, we note that the transaction appears to be a primary offering rather than an indirect primary offering. Please advise regarding your basis for determining that the equity line financing transaction is appropriately characterized as a transaction that is eligible to be made pursuant to Rule 415(a)(1)(i) of the Securities Act of 1933. For guidance, refer to Questions 139.12 through 139.24 of the Securities Act Sections Compliance and Disclosure Interpretations.

Alternatively, please amend your registration statement to register no greater than one third of your public float, excluding shares beneficially owned by your affiliates. In addition, tell us the number of the company’s outstanding shares held by non-affiliates, as of the most recent practicable date, and what percentage of the non-affiliate float the shares being registered under the equity line transaction represent.

In response to the Staff’s comment, we have amended the registration to register 5,000,000 shares, which is less than one third of our public float, excluding shares beneficially owned by our affiliates.

As of the date hereof:

-	the total number of our outstanding shares is 17,805,234;

-	the number of our outstanding shares held by non-affiliates is 15,494,512; and

-	the shares being registered under the equity line represent 32.3% of the non-affiliate float.

The Offering, page 3

3. Please disclose what percentage of your outstanding securities the shares being registered under the equity line agreement represent.

In response to the Staff’s comment, we have disclosed in Amendment No. 1 the percentage of outstanding securities represented by the shares being registered under the equity line agreement.

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John Dana Brown, Attorney-Advisor

Office of Transportation and Leisure

U.S. Securities and Exchange Commission

December 19, 2017

4. Please include the number of shares GHS Investments LLC may sell based on the current market price of your stock and ignoring caps on the number of shares GHS Investments LLC can own at any time, if any.

In response to the Staff’s comment, we have included in Amendment No. 1 the number of shares which GHS Investments LLC (“GHS”) may sell based on the current market price of our stock and ignoring caps on the number of shares GHS can own at any time.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Equity Financing Agreement, page 35

5. Please include a discussion of the likelihood that you will ever receive, or will ever need, based on your disclosed business plans, the full amount of proceeds available under the equity line agreement. If you are not likely to receive the full amount, the disclosure should include an explanation of why the parties chose the particular dollar amount of the equity line. In addition, please draft a risk factor discussing the likelihood that you will have access to the full amount available to you under the equity line.

In response to the Staff’s comment, we have included a discussion in Amendment No. 1 of the likelihood that we will receive or need the full amount of proceeds available under the equity line agreement.

6. Please disclose, if true, that GHS Investments LLC’s obligations under the equity line are not transferable.

In response to the Staff’s comment, we have disclosed in Amendment No. 1 that GHS’s obligations under the equity line are not transferable.

Plan of Distribution, page 57

7. Please revise this section to state that GHS Investments LLC is an underwriter.

In response to the Staff’s comment, we have revised this section to state that GHS Investments LLC is an underwriter.

8. We note that in the summary and other sections of your registration statement you state that you are registering common stock sold to GHS Investments LLC under the equity financing agreement dated October 6, 2017. However, in this section you state that you are registering the common stock that may be issued upon conversion by Santiago Business Co. International Ltd. of the 10% Senior Secured Convertible Note due April 28, 2018. Please revise for consistency or advise.

In response to the Staff’s comment, we have revised this section to state that we are registering common stock which may be sold to GHS Investments LLC under the equity financing agreement dated October 6, 2017, as disclosed elsewhere in the Registration Statement.

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John Dana Brown, Attorney-Advisor

Office of Transportation and Leisure

U.S. Securities and Exchange Commission

December 19, 2017

Exhibit Index, page II-6

9. Please file the equity financing agreement with GHS Investments LLC as an exhibit to your registration statement.

In response to the Staff’s comment, we have included the equity financing agreement with GHS as an exhibit to Amendment No. 1.

If you or any other members of the Staff have any questions or comments regarding the foregoing or need any additional information, please contact the undersigned at +33-6-2026-3876, or lee.neumann@uslaw.fr.

Sincerely,

/s/ Lee D. Neumann
Lee D. Neumann

Cc:	Johan A. Bergendorff, Chief Financial Officer
Tempus Applied Solutions Holdings, Inc.

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